[redacted]

08005116

File No. 82-3929

FNC

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823
www.fancampexplorationltd.ca

FANCAMP EXPLORATION ANNOUNCES FINANCING

SUPPL

September 19, 2008

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

Fancamp Exploration Ltd. (TSX Venture Exchange - FNC): Fancamp Exploration Ltd. is pleased to announce a non-brokered private placement of $2,000,000 through the sale of 4,000,000 flow-through units (the "FT Units") at $0.50 per FT Unit. Each FT Unit will consist of one flow-through common share and one-half of one non flow-through share purchase warrant (the "Warrants"). Each whole Warrant will be exercisable at a price of $0.75 per share for a period of up to 2 years from the closing date, subject to forced acceleration in the event the Company's shares close at a price of $1.00 per share for 30 consecutive trading days after the four month hold expires. There will be an additional offering of up to 500,000 non flow-through units (the "Units") at $0.50 per Unit, consisting of one common share, and one-half of one share purchase Warrant with the same terms as above.

A finder's fee of 8% in cash and 10% in options for Units will be paid to eligible finders in relation to this financing, all in accordance with regulatory policies. The flow-through proceeds received will be used for work on the Company's exploration properties in Ontario. The above is subject to regulatory approval.

Fancamp is a junior mining company with interests in iron titanium, nickel, gold and uranium properties besides its 100% interest in the McFauld's Lake Property. It is also a 50% owner of a large claim block north of Attawapiskat in the Hudson's Bay Lowlands which covers the largest regional magnetic anomaly in the district, and potentially a major nickel target. It has never been tested.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

dlw 9/30

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